15025615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART 111

SEC FILE NUMBER
8- 68786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cape Fear Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Fairway Drive, First Floor
(No. and Street)

Fayetteville	**NC**	**28305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Sumrall **(910) 850-7177**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 17 2015
REGISTRATIONS BRANCH
14

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cape Fear Securities, Inc.

We have audited the accompanying financial statements of Cape Fear Securities, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cape Fear Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cape Fear Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Cape Fear Securities, Inc. financial statements. The information is the responsibility of Cape Fear Securities, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CAPE FEAR SECURITIES INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 101,664.00
Receivable from clearing broker dealer	$ 18,652.00
Clearing deposit with broker dealer	$ 15,000.00
Other receivables	$ 23,539.00
Other Assets	$ 9,738.00
Total Assets	$ 168,593.00

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$ 7,500.00
Commissions payable	$ 46,538.00
Income taxes payable	$ 4,105.00
Total Liabilities	$ 58,143.00

STOCKHOLDERS' EQUITY

Common stock, no par, 100,000 shares authorized, 1,000 shares issued and outstanding	
Additional paid in capital	$ 43,750.00
Retained earnings	$ 66,700.00
Total Stockholder's Equity	$ 110,450.00
Total Liabilities and Stockholder's Equity	$ 168,593.00

The accompanying notes are an integral part of these financial statements.

CAPE FEAR SECURITIES INC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	
Commissions	$ 614,655.00
Advisory Fees	$ 132,213.00
Other revenue	$ 8,270.00
Total Revenues	$ 755,138.00
GENERAL & ADMINISTRATIVE EXPENSES	
Commission expense	$ 582,263.00
Clearing fees	$ 35,416.00
Occupancy	$ 9,600.00
Other operating expenses	$ 68,833.00
Total Expenses	$ 696,112.00
NET INCOME BEFORE TAXES	$ 59,026.00
INCOME TAXES	$ (12,718.00)
NET INCOME	$ 46,308.00

The accompanying notes are an intergral part of these financial statements.

CAPE FEAR SECURITIES INC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 46,308.00
Adjustments to reconcile net income to net cash used in operations:	
Decrease in other receivables	$ 1,215.00
Increase in receivable from clearing broker dealer	$ (6,061.00)
Increase in accounts payable and accured expenses	$ 3,100.00
Increase in income taxes payable	$ 240.00
Decrease in other assets	$ 4,228.00
Increase in commissions payable	$ 6,430.00
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 55,460.00
CASH FLOW FROM FINANCING ACTIVITIES	
Dividend paid	$ (7,250.00)
Decrease in due to stockholder	$ (20,000.00)
NET CASH USED BY FINANCING ACTIVITIES	$ (27,250.00)
NET INCREASE IN CASH	$ 28,210.00
CASH AND CASH EQUIVALENTS BALANCE	
Beginning of period	$ 73,454.00
End of period	$ 101,664.00

The accompanying notes are an integral part of these financial statements.

CAPE FEAR SECURITIES INC
STATEMENT OF CHANGES IN THE STOCKHOLDERS' EQUITY
For the Fiscal Year Ended December 31, 2014

Balance, December 31, 2013	$	71,392.00
Net Income	$	46,308.00
Dividend Paid	$	(7,250.00)
Balance, December 31, 2014	$	110,450.00

The accompanying notes are an intergral part of these financial statements.

CAPE FEAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Cape Fear Securities, Inc. (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") that commenced business in August 2011.

The Company provides securities brokerage services to clients located throughout the United States.

The Company is a fully-disclosed, introducing broker/dealer that clears all transactions with an outside clearing agency that carries all accounts.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances, at times, may exceed federally insured limits.

Income Taxes: The Company computes its income taxes under FASB Accounting Standards Codification 740. Under FASB Accounting Standards Codification 740, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more than likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes and entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U. S. Federal income tax examination by tax authorities for years before 2011.

CAPE FEAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statement in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary form the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer' securities transactions are recorded on a settlement date basis, that is not materially different than trade date basis.

Date of Management's Review: Subsequent event were evaluated through February 25, 2015 which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker/dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $100,712 which was $95,712 in excess of its required net capital of $5,000 and its ratio of aggregate indebtednes to net capital was .59 to 1.0.

NOTE C – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk is associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

CAPE FEAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE D – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $15,000 be maintained on deposit with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2014 consist of commission's receivable. The receivable is considered fully collectible at December 31, 2014 and no allowance is required.

NOTE E – RELATED PARTY TRANSACTIONS

The Company operates from office facilities provided by a sister entity pursuant to an expense sharing agreement. During 2014, $9,600 of rent was expensed under the agreement and $6,000 was due to the related party at December 31, 2014. In addition, the Company paid approximately $12,000 to a related party for accounting services.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ 12,718
Deferred income tax (benefit)	$ 0
Income tax expense	$ 12,718

The current income tax expense represents U.S. federal and state income taxes, currently payable.

Deferred tax effects are insignificant.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CAPE FEAR SECURITIES, INC.

COMUTATION OF NET CPAITALUNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholders' equity	$110,450
Less non-allowable assets:	
Other assets	$ 9,738
Net capital before haircuts	
Less haircuts	$ 0
Net capital	$100,712
Minimum net capital required	$ 5,000
Excess net capital	$ 95,712
Aggregate indebtedness	$ 58,943
Net capital based on aggregate indebtedness	$ 3,930
Percentage of aggregate indebtedness to net capital	59%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

CAPE FEAR SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The company is exempt form the provisions of Rule 15c3-3 under the Securities Exchange act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt form the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cape Fear Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cape Fear Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cape Fear Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Cape Fear Securities, Inc. stated that Cape Fear Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cape Fear Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cape Fear Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

CAPE FEAR
SECURITIES, INC.

Member FINRA/SIPC

BROKER DEALER ANNUAL EXEMPTION REPORT

Cape Fear Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Cape Fear Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception

Collin L. Sumrall

Collin L. Sumrall, Principal
January 31, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CAPE FEAR SECURITIES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders of Cape Fear Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Cape Fear Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cape Fear Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cape Fear Securities, Inc.'s management is responsible for Cape Fear Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068786 FINRA Dec
Cape Fear Securities, Inc.
210 Fairway Drive Ste 101
Fayetteville, NC 28305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Collin Sumrall (910)423-2020

2. A. General Assessment (item 2e from page 2) $ 1,138

B. Less payment made with SIPC-6 filed (exclude interest) (380.15)
07/30/2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 757.85

E. Interest computed on late payment (see Instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 757.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 757.85

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cape Fear Securities, Inc.
(Name of Corporation, Partnership or other organization)

Collin L Sumrall
(Authorized Signature)

Registered Principal
(Title)

Dated the 18th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$755,138
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	755,128
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	277,132
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	22,719
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	299,851
2d. SIPC Net Operating Revenues	$455,287
2e. General Assessment @ .0025	$1,138 (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.

(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.

(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation

CAPE FEAR SECURITIES INC.
210 FAIRWAY DRIVE
FAYETTEVILLE, NC 28305
(910) 423-2020

New Century Bank FAYETTEVILLE, NC

66-1233/531

2391

2/2/2015

PAY TO THE ORDER OF Securities Investor Protection Corp.

$ **427.54

Four Hundred Twenty-Seven and 54/100*** DOLLARS

Securities Investor Protection Corp.
PO BOX 92185
Washington, DC 20090-2185

MEMO
8-068786 SIPC-7 2014

AUTHORIZED SIGNATURE

THIS DOCUMENT CONTAINS HEAT SENSITIVE INK. TOUCH OR PRESS HERE - RED IMAGE DISAPPEARS WITH HEAT.

⑈002391⑈ ⑆053112330⑆ 2004021297⑈

CAPE FEAR SECURITIES INC. 2391

Securities Investor Protection Corp. 2/2/2015

8-068786 SIPC-7 2014 427.54

CFS, Inc.-New Centur 8-068786 SIPC-7 2014 427.54

CAPE FEAR SECURITIES INC.
210 FAIRWAY DRIVE
FAYETTEVILLE, NC 28305
(910) 423-2020

New Century Bank FAYETTEVILLE, NC

66-1233/531

2398

2/18/2015

PAY TO THE ORDER OF Securities Investor Protection Corp.

$ **330.31

Three Hundred Thirty and 31/100** DOLLARS

Securities Investor Protection Corp.
PO BOX 92185
Washington, DC 20090-2185

MEMO
8-068786-Additional fee w/check # 2391 Total of $75

AUTHORIZED SIGNATURE

THIS DOCUMENT CONTAINS HEAT SENSITIVE INK. TOUCH OR PRESS HERE - RED IMAGE DISAPPEARS WITH HEAT.

⑈002398⑈ ⑆053112330⑆ 2004021297⑈

CAPE FEAR SECURITIES INC.

2398

Securities Investor Protection Corp.

2/18/2015

SIPC-7 Fee 2014 (Additional Payment for Check #23 330.31

CFS, Inc.-New Centur 8-068786-Additional fee w/check # 2391 Total of 330.31

SIPC 2014-Monthly Information

Month	January	February	March	April	May	June	July	August	September	October	November	December	Total
Equities-OTC	$10,054.30	$11,103.42	$ 14,491.30	$ 17,125.67	$ 7,711.70	$ 13,041.20	$ 9,650.35	$ 12,518.59	$ 7,649.75	$ 7,878.27	$ 16,745.22	$ 10,350.16	$138,319.93
Closed End Funds	$ 572.70	$ 230.84	$ 401.00	$ 709.16	$ 377.15	$ 1,628.90	$ 5,882.57	$ 2,976.35	$ 4,243.19	$ 556.07	$ 1,707.48	$ 3,124.11	$ 22,409.52
Govt. Agency Bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Corporated Bonds	$ 3,850.00	$ 2,524.97	$ -	$ 1,855.00	$ -	$ 2,375.00	$ -	$ 350.00	$ 275.00	$ 2,592.00	$ 2,189.50	$ -	$ 16,011.47
Certificate of Deposit	$ 800.00	$ -	$ -	$ -	$ -	$ 817.50	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,617.50
Motgage Backed Securities	$ -	$ 2,162.50	$ -	$ -	$ -	$ -	$ -	$ -	$ -				$ 2,162.50
Municipal Bonds	$ -	$ 625.00	$ -	$ 899.99	$ 2,149.99	$ 1,500.00	$ 750.00	$ 62.50	$ -	$ -	$ 2,100.00	$ 550.00	$ 8,637.48
SA-Mutual Funds	$ 4,857.11	$ 563.10	$ 3,371.62	$ 1,756.20	$ 2,424.88	$ 2,796.25	$ 4,244.58	$ 2,390.41	$ 4,334.75	$ 2,643.00	$ 15,618.00	$ 5,342.00	[redacted]
Direct-Mutual Funds	$ 652.65	$ 775.96	$ 323.55	$ 518.27	$ 593.17	$ 322.73	$ 347.28	$ 446.12	$ 665.94	$ 757.30	$ 1,345.05	$ 1,141.70	
Total	$ 5,509.76	$ 1,339.06	$ 3,695.17	$ 2,274.47	$ 3,018.05	$ 3,118.98	$ 4,591.86	$ 2,836.53	$ 5,000.69	$ 3,400.30	$ 16,963.05	$ 6,483.70	
SA-Mutual Fund Trails	$ 4,526.67	$ 2,356.21	$ 2,143.43	$ 4,001.56	$ 2,359.88	$ 2,457.98	$ 4,040.76	$ 2,580.30	$ 2,581.99	$ 4,009.88	$ 2,463.76	$ 2,282.82	[redacted]
Direct-Mutual Fund Trails	$ 4,510.45	$ 448.18	$ 7,524.77	$ 360.02	$ 3,885.82	$ 8,026.19	$ 448.32	$ 1,183.00	$ 8,461.84	$ 712.45	$ 1,093.80	$ 8,235.51	
Total	$ 9,037.12	$ 2,804.39	$ 9,668.20	$ 4,361.58	$ 6,245.70	$ 10,484.17	$ 4,489.08	$ 3,763.30	$ 11,043.83	$ 4,722.33	$ 3,557.56	$ 10,518.33	
Direct-DPP's	$ 3,883.61	$19,540.00	$ 5,580.00	$ 11,680.00	$ 13,412.98	$ 8,475.00	$ 6,110.00	$ 6,980.00	$ 20,245.00	$ 11,360.00	$ 13,640.00	$ 27,457.97	$148,364.56
Direct-Annuities	$ -	$ -	$ -	$ 2,500.00	$ -	$ 1,600.00	$ -	$ 2,032.06	$ -	$ 3,000.00	$ 2,532.06	$ 6,092.06	[redacted]
Direct-Annuity Trails	$ 2,268.42	$ 2,334.20	$ 25,493.28	$ 1,159.81	$ 2,114.17	$ 25,964.77	$ 1,962.29	$ 2,735.97	$ 27,252.54	$ 1,211.39	$ 1,551.27	$ 26,400.63	[redacted]
RIA Fees	$10,292.98	$12,006.08	$ 12,557.33	$ 9,814.84	$ 12,454.84	$ 10,378.45	$ 9,670.55	$ 9,753.29	$ 10,342.15	$ 11,367.48	$ 11,441.31	$ 12,133.42	$132,212.72
Other Revenues	$ 554.40	$ 654.25	$ 607.93	$ 677.73	$ 446.01	$ 629.88	$ 549.14	$ 1,690.79	$ 461.45	$ 512.67	$ 740.45	$ 744.99	$ 8,269.69
Total Revenues	$46,823.29	$55,324.71	$ 72,494.21	$ 53,058.25	$ 47,930.59	$ 80,013.85	$ 43,655.84	$ 45,699.38	$ 86,513.60	$ 46,600.51	$ 73,167.90	$103,855.37	$755,137.50

OATH OR AFFIRMATION

I, Collin Sumrall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cape Fear Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE E DAVIS NOTARY PUBLIC CUMBERLAND COUNTY, NC

Collin L Sumrall
Signature

Chief Executive Officer
Title

Joanne E Davis
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*